Free Writing Prospectus Filed Pursuant to Rule 433
To Prospectus dated November 16, 2015
 Preliminary Prospectus Supplements, each dated November 16, 2015
Registration Statement File No. 333-197895

BLACK HILLS CORPORATION

Concurrent Offerings of:

5,500,000 Shares of Common Stock
(the “Common Stock Offering”)

and

5,200,000 Equity Units
(Initially Consisting of 5,200,000 Corporate Units)
(the “Equity Units Offering” and, together with the Common Stock Offering, the “Offerings”)

Pricing Term Sheet dated
November 17, 2015

The information in this pricing term sheet relates to the Offerings and should be read together with (i) the preliminary prospectus supplement dated November 16, 2015 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”) and (ii) the preliminary prospectus supplement dated November 16, 2015 relating to the Equity Units Offering (the “Equity Units Preliminary Prospectus Supplement” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), in each case, including the documents incorporated by reference therein and the related base prospectus dated November 16, 2015, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (Registration Statement File No. 333-197895). Terms used but not defined herein, with respect to either Offering, have the meanings ascribed to them in the applicable Preliminary Prospectus Supplement.

Company	Black Hills Corporation, a South Dakota corporation

Company Stock Ticker	New York Stock Exchange “BKH”

Pricing Date	November 17, 2015

Trade Date	November 18, 2015

Closing Price of the Common Stock on November 17, 2015	$40.25 per share

Settlement Date	November 23, 2015

Registration Format	SEC Registered

Common Stock Offering

Title of Securities	Common stock, par value $1.00 per share, of the Company (the “Common Stock”)

Number of Shares of Common Stock Offered	5,500,000 (or 6,325,000 if the underwriters of the Common Stock Offering exercise their option to purchase up to 825,000 additional shares of Common Stock in full)

Common Stock Public Offering Price

$40.25 per share of Common Stock
$221,375,000 in aggregate (or $254,581,250 if the underwriters of the Common Stock Offering exercise their option to purchase up to 825,000 additional shares of Common Stock in full)

Underwriting Discounts and Commissions

$1.40875 per share of Common Stock
$7,748,125 in aggregate (or $8,910,343.75 if the underwriters of the Common Stock Offering exercise their option to purchase up to 825,000 additional shares of Common Stock in full)

The underwriters of the Common Stock Offering propose to offer the shares of Common Stock to dealers at the Common Stock Public Offering Price less a concession not in excess of $0.84525 per share of Common Stock.

Estimated Net Proceeds to the Company from the Common Stock Offering

The Company estimates that it will receive net proceeds of approximately $212.4 million from the sale of Common Stock in the Common Stock Offering after deducting the Underwriting Discounts and Commissions and estimated offering expenses. The Company estimates that it will receive net proceeds of approximately $244.5 million if the underwriters of the Common Stock Offering exercise their option to purchase additional shares of Common Stock in full.

Joint Bookrunning Managers	Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC Wells Fargo Securities, LLC

Senior Co-Manager	BMO Capital Markets Corp.

Co-Managers	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Scotia Capital (USA) Inc. Mitsubishi UFJ Securities (USA), Inc.

CUSIP for the Common Stock	092113109

ISIN for the Common Stock	US0921131092

Stabilization Transactions

Prior to purchasing the shares of Common Stock being offered pursuant to the Common Stock Preliminary Prospectus Supplement, on November 17, 2015, one of the underwriters purchased, on behalf of the syndicate, 47,450 shares of Common Stock at an average price of $40.2346 per share in stabilizing transactions.

Equity Units Offering

Title of Securities

Equity Units that will each have a stated amount of $50.00 and will initially be in the form of a Corporate Unit consisting of a purchase contract issued by the Company and, initially, a 1/20, or 5%, undivided beneficial ownership interest in $1,000 principal amount of 2015 Series A 3.50% Remarketable

Junior Subordinated Notes due 2028 to be issued by the Company (each being referred to as an “RSN”)

Number of Equity Units Offered	5,200,000 (or 5,980,000 if the underwriters of the Equity Units Offering exercise their option to purchase up to 780,000 additional Corporate Units in full)

Aggregate Offering Amount	$260,000,000 (or $299,000,000 if the underwriters of the Equity Units Offering exercise their option to purchase up to 780,000 additional Corporate Units in full)

Stated Amount per Equity Unit	$50.00

Corporate Unit Public Offering Price

$50.00 per Corporate Unit
$260,000,000 in aggregate (or $299,000,000 if the underwriters of the Equity Units Offering exercise their option to purchase up to 780,000 additional Corporate Units in full)

Underwriting Discounts and Commissions

$1.50 per Corporate Unit
$7,800,000 in aggregate (or $8,970,000 if the underwriters of the Equity Units Offering exercise their option to purchase up to 780,000 additional Corporate Units in full)

The underwriters of the Equity Units Offering propose to offer the Corporate Units to dealers at the Corporate Unit Public Offering Price less a concession not in excess of $0.90 per Corporate Unit.

Estimated Net Proceeds to the Company from the Equity Units Offering

The Company estimates that it will receive net proceeds of approximately $250.5 million from the sale of Corporate Units in the Equity Units Offering after deducting the Underwriting Discounts and Commissions and estimated offering expenses. The Company estimates that it will receive net proceeds of approximately $288.3 million if the underwriters of the Equity Units Offering exercise their option to purchase additional Corporate Units in full.

Interest Rate on the RSNs

3.50% per year subject to the Company’s right to defer interest payments, as described in the Equity Units Preliminary Prospectus Supplement and subject to modification in connection with a successful remarketing

Interest Payment Dates	Prior to a successful remarketing, February 1, May 1, August 1 and November 1 of each year, commencing on February 1, 2016

Deferred Interest on the RSNs

Deferred interest on the RSNs will bear interest at the interest rate applicable to the RSNs, compounded on each Interest Payment Date to, but excluding, the Interest Payment Date on which such deferred interest is paid

Contract Adjustment Payment Rate

4.25% per year or $2.125 per year on the Stated Amount per Equity Unit subject to the Company’s right to defer contract adjustment payments, as described in the Equity Units Preliminary Prospectus Supplement

Contract Adjustment Payment Dates	February 1, May 1, August 1 and November 1 of each year,

commencing on February 1, 2016

Deferred Contract Adjustment Payments

Deferred contract adjustment payments will accrue additional contract adjustment payments at the rate equal to 7.75% per annum, compounded on each Contract Adjustment Payment Date to, but excluding, the Contract Adjustment Payment Date on which such deferred contract adjustment payments are paid

Total Distribution Rate on the Corporate Units	7.75% per annum

Reference Price	$40.25 (subject to adjustment, as described in the Equity Units Preliminary Prospectus Supplement)

Threshold Appreciation Price	$47.2938 (subject to adjustment, as described in the Equity Units Preliminary Prospectus Supplement), which represents appreciation of approximately 17.5% over the Reference Price

Minimum Settlement Rate

1.0572 shares of Common Stock (subject to adjustment, as described in the Equity Units Preliminary Prospectus Supplement), which is approximately equal to the $50.00 Stated Amount per Equity Unit, divided by the Threshold Appreciation Price

Maximum Settlement Rate

1.2422 shares of Common Stock (subject to adjustment, as described in the Equity Units Preliminary Prospectus Supplement), which is approximately equal to the $50.00 Stated Amount per Equity Unit, divided by the Reference Price

Purchase Contract Settlement Date	November 1, 2018 (or if such day is not a business day, the following business day)

RSN Maturity Date	November 1, 2028

Joint Bookrunning Managers	Credit Suisse Securities (USA) LLC Wells Fargo Securities, LLC RBC Capital Markets, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc.

Listing

The Company intends to apply to list the Corporate Units on the New York Stock Exchange and expects trading to commence within 30 days of the date of initial issuance of the Corporate Units under the symbol “BKHU”.

CUSIP for the Corporate Units	092113 125

ISIN for the Corporate Units	US0921131258

CUSIP for the Treasury Units	092113 133

ISIN for the Treasury Units	US0921131332

CUSIP for the RSNs	092113 AJ8

ISIN for the RSNs	US092113AJ83

Allocation of the Purchase Price

At the time of issuance, the fair market value of the applicable ownership interest in the RSNs will be $50 (or 100% of the issue price of a Corporate Unit) and the fair market value of each purchase contract will be $0 (or 0% of the issue price of a Corporate Unit).

Early Settlement

Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement” in the Equity Units Preliminary Prospectus Supplement, a holder of Corporate Units or Treasury Units may settle the related purchase contracts at any time prior to 4:00 p.m., New York City time, on the second business day immediately preceding the Purchase Contract Settlement Date, other than during a blackout period (as described in the Equity Units Preliminary Prospectus Supplement) in the case of Corporate Units. An early settlement may be made only in integral multiples of 20 Corporate Units or 20 Treasury Units; however, if the Treasury portfolio has replaced the RSNs as a component of the Corporate Units following a successful optional remarketing, holders of Corporate Units may settle early only in integral multiples of 16,000 Corporate Units. If a purchase contract is settled early, the number of shares of Common Stock to be issued per purchase contract will be equal to the Minimum Settlement Rate (subject to adjustment, as described in the Equity Units Preliminary Prospectus Supplement).

Early Settlement Upon a Fundamental Change

Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change” in the Equity Units Preliminary Prospectus Supplement, following a “fundamental change” (as defined in the Equity Units Preliminary Prospectus Supplement) that occurs prior to the 20th business day preceding the Purchase Contract Settlement Date, each holder of a purchase contract will have the right to accelerate and settle the purchase contract early on the fundamental change early settlement date (as defined in the Equity Units Preliminary Prospectus Supplement) at the settlement rate determined as if the applicable market value equaled the stock price (as defined in the Equity Units Preliminary Prospectus Supplement), plus an additional make-whole amount of shares (such additional make-whole amount of shares being hereafter referred to as the “make-whole shares”). This right is referred to as the “fundamental change early settlement right.”

The number of make-whole shares per purchase contract applicable to a fundamental change early settlement will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the “stock price” (as defined in the Equity Units Preliminary Prospectus Supplement) for the fundamental change:

	Stock Price on Effective Date
Effective Date	$10.00	$20.00	$30.00	$35.00	$37.50	$40.25	$42.50	$45.00	$47.29	$50.00
November 23, 2015	0.5325	0.2378	0.0972	0.0445	0.0220	0.0000	0.0498	0.0995	0.1406	0.1274
November 1, 2016	0.3406	0.1547	0.0544	0.0084	0.0000	0.0000	0.0168	0.0669	0.1085	0.0960
November 1, 2017	0.1719	0.0806	0.0271	0.0000	0.0000	0.0000	0.0000	0.0392	0.0791	0.0655
November 1, 2018	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

	Stock Price on Effective Date
Effective Date	$55.00	$60.00	$70.00	$80.00	$90.00	$100.00	$110.00	$120.00	$130.00	$150.00
November 23, 2015	0.1075	0.0922	0.0709	0.0572	0.0476	0.0403	0.0346	0.0299	0.0259	0.0195
November 1, 2016	0.0777	0.0643	0.0472	0.0373	0.0308	0.0260	0.0222	0.0191	0.0164	0.0122
November 1, 2017	0.0471	0.0356	0.0241	0.0189	0.0157	0.0133	0.0114	0.0098	0.0084	0.0063
November 1, 2018	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The stock prices set forth in the second row of the table above (i.e., the column headers) will be adjusted upon the occurrence of certain events requiring anti-dilution adjustments to the fixed settlement rates in a manner inversely proportional to the adjustments to the fixed settlement rates, as described in the Equity Units Preliminary Prospectus Supplement.

The exact stock price and effective date applicable to a fundamental change may not be set forth on the table, in which case:

•             if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the amount of make-whole shares will be determined by straight line interpolation between the make-whole share amounts set forth for the higher and lower stock prices and the two effective dates based on a 365-day year, as applicable;

•             if the stock price is in excess of $150.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table, as described above), then the make-whole share amount will be zero; and

•             if the stock price is less than $10.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table, as described above) (the “minimum stock price”), then the make-whole share amount will be determined as if the stock price equaled the minimum stock price, using straight line interpolation, as described above in the first bullet, if the effective date is between two effective dates on the table.

Unless the Treasury portfolio has replaced the RSNs as a component of the Corporate Units as a result of a successful optional remarketing, holders of Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 20 Corporate Units. If the Treasury portfolio has replaced the RSNs as a component of Corporate Units, holders of the Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 16,000 Corporate Units. A holder of Treasury Units may exercise the fundamental change early settlement right only in integral multiples of 20 Treasury Units.

Update to the Preliminary Prospectus Supplements

On November 17, 2015, Black Hills Utility Holdings, Inc. (“Black Hills Utility”), a subsidiary of the Company, entered into a settlement agreement with the Staff of the Colorado Public Utilities Commission and the Office of Consumer Counsel resolving the issues relating to the joint application seeking approval of the purchase of SourceGas Holdings LLC (“SourceGas”). The agreement prohibits any change in customer base rates for at least three years for SourceGas Distribution customers in Colorado and two years for Rocky Mountain Natural Gas LLC, an intrastate pipeline. The settling parties to the agreement are conditionally prohibited from challenging the rates and revenue requirements of SourceGas in Colorado for five years after the closing of the SourceGas acquisition. Black Hills Utility will not seek recovery of any acquisition premium from the acquired Colorado customers and will reduce annual SourceGas Distribution customer charges by $200,000 per year for up to five years. The settlement agreement is subject to approval by the Colorado Public Utilities Commission before its terms become effective. As part of the settlement, the parties will request that the Colorado Public Utilities Commission issue a final decision by December 31, 2015.

The issuer has filed a registration statement (including a prospectus), as amended, with the SEC for the offering to which this communication relates (File No. 333-197895). Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the Offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the relevant Offering will arrange to send you the base prospectus and the relevant Preliminary Prospectus Supplement if you request them by calling Credit Suisse Securities (USA) LLC at 800-221-1037; BofA Merrill Lynch at 866-500-5408; Wells Fargo Securities, LLC at 800-326-5897; or RBC Capital Markets, LLC at 877-822-4089.

This communication should be read in conjunction with the relevant Preliminary Prospectus Supplement and the accompanying base prospectus. The information in this communication supersedes the information in the relevant Preliminary Prospectus Supplement and the accompanying base prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying base prospectus. In all other respects, this communication is qualified in its entirety by reference to the relevant Preliminary Prospectus Supplement and the accompanying base prospectus.

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